Exhibit B

November 25, 2020

The Board of Directors

Ruhnn Holding Limited

11F, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road

Jianggan District, Hangzhou 310016

People’s Republic of China

Dear Directors:

We, Messrs. Min Feng, Lei Sun and Chao Shen, are pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all outstanding Class A ordinary shares (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depository shares (the “ADSs”, each representing five Class A Ordinary Shares), and Class B ordinary shares (together with the Class A Ordinary Shares, the “Shares”) of Ruhnn Holding Limited (the “Company”) that are not already beneficially owned by any of us or any of our respective affiliates in a going private transaction (the “Transaction”).

Our proposed purchase price is US$0.68 per Share (or US$3.4 per ADS) in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 10.4% to the closing trading price of the ADSs on November 24, 2020, the last trading day prior to the date hereof and a premium of 27.2% to the volume-weighted average price during the last 60 trading days.

We currently beneficially own approximately 42.7% of the total issued and outstanding Shares and 87.8% of the total voting power of the Company, based on the Company’s latest outstanding number of Shares as publicly disclosed. We are confident in our ability to consummate the Transaction as outlined in this Proposal.

The principal terms and conditions upon which we are prepared to pursue the Transaction are set forth below.

1.

Purchase Price. We propose to acquire all of the outstanding Shares (including Class A Ordinary Shares represented by ADSs), other than those beneficially owned by any of us or any of our respective affiliates, at a purchase price equal to US$0.68 per Share (or US$3.4 per ADS) in cash.

2.

Financing. We intend to finance the Transaction with our cash on hand and third party equity and/or debt financing (if required). We are confident that we can timely secure adequate financing to consummate the Transaction, if such financing is required.

3.

Due Diligence. Parties providing financing (if any) may require a timely opportunity to conduct customary due diligence on the Company. We have engaged King & Wood Mallesons LLP as our legal counsel. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of financing subject to a customary form of confidentiality agreement.

4.

Definitive Documentation. We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.

Process. We believe that the Transaction will provide superior value to the Company’s shareholders. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.

Confidentiality. We will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this Proposal. However, we trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

7.

No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely yours,

/s/ Min Feng
Min Feng

/s/ Lei Sun
Lei Sun

/s/ Chao Shen
Chao Shen

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